Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. RENEWS NORMAL COURSE ISSUER BID

TORONTO, ONTARIO – August 17, 2012 – Progressive Waste Solutions Ltd.  (NYSE, TSX: BIN) (the “Company”) announced today that it has received approval from the Toronto Stock Exchange (“TSX”) to renew, for a 12-month-period, its normal course issuer bid (“NCIB”), effective August 21, 2012.

As of August 13, 2012, approximately 5.78 million common shares have been purchased under the NCIB at a total cost of $121.3 million Canadian dollars. The average weighted price per share for trades executed in Canada was $20.8645 in Canadian currency and the average weighted price per share for trades executed in the U.S. was $21.3326 in US currency. As of August 13, 2012, the Company had 115,157,321 common shares issued and outstanding.

In December 2011, the Company’s Board of Directors authorized a share repurchase program of up to $300 million through December 31, 2014, to be implemented in accordance with TSX regulations, which require NCIBs to be renewed on an annual basis. An ongoing stock repurchase program is a key element of the Company’s long-term plan to deliver a balanced return to shareholders.

Under the renewed NCIB, a maximum of 7,500,000 common shares (representing approximately 6.6% of the total public float on August 13, 2012) may be repurchased by the Company in open market transactions on the TSX, the New York Stock Exchange, and/or alternative trading systems by August 20, 2013.

In accordance with TSX rules, any daily repurchases would be limited to a maximum of 57,806 shares, which represents 25% of the average daily trading volume on the TSX of 231,223 common shares for the six months ended July 31, 2012, excluding purchases by the Company. The TSX rules also allow the Company to purchase, once a week, a block of common shares not owned by any insiders, which may exceed such daily limit.  Any shares that are repurchased pursuant to the NCIB will be cancelled.

Decisions regarding any future repurchases will be based on market conditions, share price and other factors, including opportunities to invest in growth capital. There can be no assurance as to the precise number of shares that will be repurchased. The Company may discontinue purchases under the NCIB at any time, subject to compliance with applicable regulatory requirements.

From time to time, the Company may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise.  Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian and U.S. securities laws.

About Progressive Waste Solutions Ltd.

Progressive Waste Solutions Ltd. is one of North America's largest full-service, vertically integrated waste management companies, providing non-hazardous solid waste collection, recycling and landfill disposal services to commercial, industrial, municipal and residential customers in twelve states and the District of the Columbia in the U.S., and six Canadian provinces. The Company’s major brands are IESI, BFI Canada and Waste Services. The Company’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

Further information:

Chaya Cooperberg
Vice President, Investor Relations and Corporate Communications
Progressive Waste Solutions Ltd.
Tel: (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com
www.progressivewaste.com